Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements


Nuveen AMT-Free Municipal Income Fund f/k/a
Nuveen Insured Tax-Free Advantage Municipal Fund

811-21213

On May 3, 2013 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen
Premier Municipal Opportunity Fund and Nuveen Premium
Income Municipal Opportunity Fund were transferred to the Nuveen AMT-Free Municipal Income Fund. The circumstances and details of the reorganization as well as copies of the Agreement and Plan of Reorganization are contained in the SEC filing on October 30, 2012, under Conformed Submission Type N 14 8C/A, accession number
0001193125-12-441693, which materials are herein incorporated by reference.